Exhibit 4.35
EXECUTION VERSION

SHAREHOLDERS AGREEMENT
by and among
SINA CORPORATION,
E-HOUSE (CHINA) HOLDINGS LIMITED
and
CHINA REAL ESTATE INFORMATION CORPORATION
as of
October 21, 2009

TABLE OF CONTENTS

ARTICLE I
CERTAIN DEFINITIONS

1.1	Defined Terms	1
1.2	Interpretation and Rules of Construction	6

ARTICLE II
BOARD OF DIRECTORS

2.1	Number and Composition	7
2.2	Nomination and Election of Directors	7
2.3	Quorum and Manner of Acting	9
2.4	Chairman	10
2.5	Board Meetings	10
2.6	Board Committees	11
2.7	Execution of Documents	11
2.8	Compliance	11
2.9	Memorandum and Articles of Association	11

ARTICLE III
RESTRICTIONS ON TRANSFER

3.1	Transfer Restrictions on Ordinary Shares	12
3.2	Permitted Transfers of Ordinary Shares	12
3.3	Right of First Offer	13

ARTICLE IV
FINANCIAL STATEMENTS; ACCESS TO INFORMATION

4.1	Financial Statements	15
4.2	Access to Information	16
4.3	Confidentiality of Information	16
4.4	Cooperation	16

ARTICLE V
TERM AND TERMINATION

5.1	Term	16
5.2	Termination	16

ARTICLE VI
LIABILITY

6.1	Limitation of Liability	18

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ARTICLE VII
GOVERNING LAW; ARBITRATION
7.1	Governing Law	18
7.2	Arbitration	18

ARTICLE VIII
MISCELLANEOUS

8.1	Enforcement on Behalf of the Company	19
8.2	Entire Agreement; Amendments	19
8.3	Inspection	19
8.4	Waiver	19
8.5	Assignment	20
8.6	Severability	20
8.7	Remedies	20
8.8	Headings	21
8.9	Notices	21
8.10	Further Assurances	22
8.11	No Fiduciary Relationship	22
8.12	Counterparts	22

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SHAREHOLDERS AGREEMENT
SHAREHOLDERS AGREEMENT, dated as of October 21, 2009, by and among E-House (China) Holdings Limited Limited, a company organized under the laws of the Cayman Islands (“E-House”), SINA CORPORATION, a company organized under the laws of the Cayman Islands (“SINA”) and CHINA REAL ESTATE INFORMATION CORPORATION, a company organized under the laws of the Cayman Islands (the “Company”) (each a “Party” and collectively the “Parties”).
RECITALS
WHEREAS, E-House owns 71,522,222 of the issued ordinary shares, par value US$0.0002 per share, of the Company (the “Ordinary Shares”) and SINA owns 47,666,667 of the Ordinary Shares; and
WHEREAS, the Parties desire to set forth their agreement with respect to certain matters relating to the Shareholders’ ownership of the Ordinary Shares.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements set forth herein, the Parties, intending to be legally bound hereby, agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1 Defined Terms. Unless specifically indicated otherwise in this Agreement, the following defined terms shall have the meanings ascribed thereto in this Article I.
“10% Shareholder” means a Shareholder that, together with its Affiliates, is the Beneficial Owner of at least ten percent (10%) of the issued and outstanding Ordinary Shares.
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and with respect to an individual also means any spouse, parent, child, brother or sister of such Person. For the purpose of this definition, “control” as used with respect to a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise, provided that no Shareholder shall be deemed an Affiliate of any other Shareholder solely by reason of any investment in the Company.
“Affiliate Transferee” has the meaning set forth in Section 3.2(a).

“Agreement” means this Shareholders Agreement and the schedules and exhibits hereto, as the same may be amended, modified, supplemented or restated from time to time in accordance with the terms hereof.
“Beneficial Owner” means, with respect to any Person, a Person with the direct or indirect power to vote or cause the disposition of shares in the share capital of the first Person (whether solely or in concert with other Persons).
“Board” means the Board of Directors of the Company.
“Board Committee” means a committee of the Board established pursuant to Section 2.6.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Beijing.
“Chairman” has the meaning set forth in Section 2.4(a).
“China Online” means China Online Housing Technology Corporation, a company organized under the laws of the Cayman Islands.
“Closing” means the Closing as defined under the Share Purchase Agreement.
“Company” has the meaning set forth in the preamble to this Agreement.
“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or arrangement, or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.
“Defaulting Party” has the meaning set forth in Section 5.2(a).
“Dispute” has the meaning set forth in Section 7.2.
“E-House” has the meaning set forth in the preamble to this Agreement.
“E-House Directors” has the meaning set forth in Section 2.1.
“E-House Group Shareholder” shall mean any of (i) E-House and (ii) each of its Affiliates, that is a Shareholder in accordance with the terms and provisions of this Agreement from time to time.
“Exchange” means the NASDAQ National Market.
“Financial Investor” (i) means a financial sponsor, investment bank, or any Person primarily engaged in the sponsorship or management of alternative asset funds or vehicles (including any private equity funds or hedge funds) and (ii) under no circumstances shall be deemed to include any strategic investor or Person engaged,

8.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
directly or indirectly, in any business relating, in any manner, to the China Online Business (as defined in the Share Purchase Agreement).
“GAAP” means generally accepted accounting principles and practices in the United States in effect from time to time applied consistently throughout the periods involved.
“General Meeting” means any general meeting of Shareholders of the Company, conducted pursuant to this Agreement, the Memorandum and Articles of Association and all applicable Law.
“Governmental Authority” means any national, federal, state, local or foreign or domestic government or political subdivision thereof, governmental department, commission (including without limitation the U.S. Securities and Exchange Commission), court, arbitrator, board, bureau, agency, regulatory authority, instrumentality, tribunal, judicial statutory or administrative body having jurisdiction over the matter or matters in question.
“HKIAC” has the meaning set forth in Section 7.2(a).
“HKIAC Rules” has the meaning set forth in Section 7.2(a).
“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.
“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
“Lien” means, with respect to any asset (including any security) any mortgage, assignment of receivables, debenture, lien, claim, charge (whether fixed or floating), pledge, title retention, right to acquire, hypothecation, security interest, option, levy, proxy, right of first refusal, and any other encumbrance or condition whatsoever, but excluding any right of first offer or tag-along right provided for under this Agreement.
“Lock Up Period” has the meaning set forth in Section 3.1(a).
“Major Shareholder” means a Shareholder that, together with its Affiliates, is the Beneficial Owner of at least twenty percent (20%) of the issued and outstanding Ordinary Shares.

“Majority of the Board” means more than half of the voting power of those directors present, voting and forming part of the quorum at a properly convened Board meeting.
“Memorandum and Articles of Association” means, with respect to the Company or one of its Subsidiaries, the memorandum and articles of association (or equivalent documents) of the Company or such Subsidiary, as may be amended from time to time.
“Ordinary Shares” has the meaning set forth in the Recitals.
“Ordinary Shares Lock Up Period” has the meaning set forth in Section 3.1(a).
“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.
“Permitted Transfer” has the meaning set forth in Section 3.2.
“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, a group, a Governmental Authority or any other type of entity.
“Prohibited Transfer” has the meaning set forth in Section 7.2(a).
“PRC” means the Peoples Republic of China.
“Remaining RFO Ordinary Shares” has the meaning set forth in Section 3.3(c).
“Representatives” means, for a Party, such Party’s directors, officers, employees, consultants and agents.
“RFO Exercise” has the meaning set forth in Section 3.3(c).
“RFO Notice” has the meaning set forth in Section 3.3(b).
“RFO Offeree” has the meaning set forth in Section 3.3(b).
“RFO Offeror” has the meaning set forth in Section 3.3(a).
“RFO Ordinary Shares” has the meaning set forth in Section 3.3(b).
“RFO Purchase Period” has the meaning set forth in Section 3.3(e).
“RFO Response Period” has the meaning set forth in Section 3.3(c).
“Right of First Offer” has the meaning set forth in Section 3.3(c).
“Share Capital” means the Ordinary Shares and all other shares of the Company.

“Share Purchase Agreement” means the share purchase agreement, dated as of July 23, 2009, between SINA and the Company.
“Shareholders” means (i) each E-House Group Shareholder, (ii) each SINA Group Shareholder and (ii) each Person who becomes a party to or bound by the provisions of this Agreement in accordance with its terms.
“SINA” has the meaning set forth in the preamble to this Agreement.
“SINA Directors” has the meaning set forth in Section 2.1.
“SINA Group Shareholder” shall mean any of (i) SINA and (ii) each of its Affiliates, that is a Shareholder in accordance with the terms and provisions of this Agreement from time to time.
“SINA Intellectual Property” means, in any and all jurisdictions worldwide, all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including trade secrets, know how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(v), and (vii) any and all other proprietary rights, in each case owned by or licensed to SINA or one of its Affiliates.
“SINA Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded, in each case owned by or licensed to SINA or one of its Affiliates.
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures, associations, variable interest entities and other entities controlled by such Person directly or indirectly through one or more intermediaries.
“Tax” or “Taxes” means all national, federal, state, local municipal and foreign direct and indirect taxes, duty, fees, charges, imposts or levy and other assessments of a similar nature including, without limiting the generality of the foregoing: (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, shares, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; (iii) license, registration and documentation fees; (iv) customs duties, countervailing duties, anti-dumping duties, safeguard duties, tariffs excise duties, sales tax, service tax, goods and services tax and similar charges and (v) obligations pursuant to laws of escheat or unclaimed or abandoned property, in the case of each of the foregoing clause (i) through (v), whether imposed directly or through withholding and including any interest, fine, surcharge, increases, charges, fees, additions to tax, for failure to pay, deduct, withhold or delay in payment of tax or otherwise or penalties applicable thereto.
“Teleconference Facilities” means meeting facilities for conference telephone, video conference or similar communications equipment whereby all persons participating in a meeting, whether via such facilities or in person, can hear and speak to each other.
“Transfer” shall mean any direct or indirect sale, transfer, gift, assignment, or other disposition.
“Transfer Period” has the meaning set forth in Section 3.3(e).
“U.S. Dollars” or “US$” means United States dollars, the official currency of the United States.
1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent that the context otherwise requires:
(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated;
(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(g) any Law referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;
(h) references to a Person are also to its permitted successors and assigns;
(i) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and
(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
ARTICLE II
BOARD OF DIRECTORS
2.1 Number and Composition. The Board of Directors shall consist of a maximum of eleven (11) members, of which, subject to the provisions of Section 2.2 hereof, (i) two (2) directors shall be designated by the E-House Group Shareholders (the “E-House Directors”), (ii) two (2) directors shall be designated by the SINA Group Shareholders (the “SINA Directors”), and (iii) such other directors as, from time to time, may be agreed between the E-House Group Shareholders and the SINA Group Shareholders.
2.2 Nomination and Election of Directors.
(a) Each of the E-House Group Shareholders and the SINA Group Shareholders agrees that, if at any time it is entitled to vote for the election of directors to the Board, it shall vote all Ordinary Shares owned or held by it or execute proxies or written consents, as the case may be, and take all other necessary action (including causing the Company to call a general meeting of its shareholders) in order to ensure that the composition of the Board is as set forth in Section 2.1, subject to the provisions of this Section 2.2.
(b) Notwithstanding the provisions of Section 2.1 above, (i) as of and after such time as the SINA Group Shareholders (as a group) are no longer a Major Shareholder but remain (as a group) a 10% Shareholder, the SINA Group Shareholders shall have the right to designate only one (1) director to the Board as set forth in Section 2.1. and (ii) as of and after such time as the SINA Group Shareholders (as a group) are no longer a 10% Shareholder, the SINA Group Shareholders shall have no right to nominate any director to the Board as set forth in Section 2.1, and, in each case, the E-House Group Shareholders shall have the right to remove or procure the removal of, and the SINA Group Shareholders shall render all necessary assistance for the purpose of the removal of, in the case of (i) above, one (1) SINA Director or, in the case of (ii) above, all remaining SINA Directors, from the Board in accordance with any resolution of Shareholders.
(c) Notwithstanding the provisions of Section 2.1 above, (i) as of and after such time as the E-House Group Shareholders (as a group) are no longer a Major Shareholder but remain (as a group) a 10% Shareholder, the E-House Group Shareholders shall have the right to designate only one (1) director to the Board as set forth in Section 2.1. and (ii) as of and after such time as the E-House Group Shareholders (as a group) are no longer a 10% Shareholder, the E-House Group Shareholders shall have no right to nominate any director to the Board as set forth in Section 2.1, and, in each case, the SINA Group Shareholders shall have the right to remove or procure the removal of, and the E-House Group Shareholders shall render all necessary assistance for the purpose of the removal of, in the case of (i) above, one (1) E-House Director or, in the case of (ii) above, all remaining E-House Directors, from the Board in accordance with any resolution of Shareholders.
(d) If there shall be any vacancy due to the death, resignation or removal of a director nominated by an E-House Group Shareholder or a SINA Group Shareholder (other than removal pursuant to Section 2.2(b) or 2.2(c)), the E-House Group Shareholder or SINA Group Shareholder, as the case may be, entitled to nominate such director shall select an individual to fill such vacancy. If it is determined that any incumbent director nominated by an E-House Group Shareholder or a SINA Group Shareholder shall not stand for re-election at any annual General Meeting, the E-House Group Shareholder or SINA Group Shareholder, as the case may be, entitled to nominate such director shall select another individual who shall be nominated to be elected as such Shareholder’s director in lieu of such incumbent director. If there shall be any vacancy due to the removal of a director pursuant to Section 2.2(b) or 2.2(c), the remaining directors shall select an individual to fill such vacancy until the next General Meeting.

(e) In the event an E-House Group Shareholder or a SINA Group Shareholder notifies the other Shareholders of its desire to remove, with or without cause, a director nominated by such Shareholder, each Shareholder shall vote all Ordinary Shares owned or held by such Shareholder and take all other necessary action to cause the removal of such director and ensure that the resulting vacancy is filled by an individual nominated by the E-House Group Shareholder or SINA Group Shareholder, as the case may be, seeking the removal of the director originally nominated by it. In the event an E-House Group Shareholder or SINA Group Shareholder seeks to fill a vacancy created due to the death or resignation of a director nominated by such Shareholder, each Shareholder shall vote all Ordinary Shares owned or held by such Shareholder and take all other necessary action to ensure that the resulting vacancy is filled by an individual nominated by the E-House Group Shareholder or SINA Group Shareholder, as the case may be, seeking to fill such vacancy.
2.3 Quorum and Manner of Acting.
(a) The quorum for the transaction of business at any Board meeting shall be a simple majority of the number of directors then on the Board, the constitution of which shall include (i) for so long as the E-House Group Shareholders (as a group) are a Major Shareholder, one (1) E-House Director and (ii) for so long as the SINA Group Shareholders (as a group) are a Major Shareholder, one (1) SINA Director. If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any three (3) directors shall constitute a quorum at such adjourned meeting.
(b) Each director shall be entitled to one (1) vote in deciding matters deliberated at a Board meeting; provided, however that, regardless of the number of directors on the Board, for so long as any E-House Group Shareholder or SINA Group Shareholder is (i) a Major Shareholder, the directors designated by such E-House Group Shareholder or such SINA Group Shareholder, as the case may be, shall (respectively, as a group) not have less than twenty percent (20%) of the voting power of all directors present and voting on any matter and forming part of the quorum at such Board meeting; and (ii) is a 10% Shareholder, the directors designated by such E-House Group Shareholder or such SINA Group Shareholder, as the case may be, shall (respectively, as a group) not have less than ten percent (10%) of the voting power of all directors present and voting on any matter and forming part of the quorum at such Board meeting. Resolutions, actions and decisions that are within the powers granted to the Board pursuant to the Memorandum and Articles of Association and gain the votes of a Majority of the Board shall be deemed adopted, taken or made by the Board.
(c) The Company shall make Teleconference Facilities available to all directors (and alternate directors) for each Board meeting and directors may participate in a Board meeting in person or may participate by means of Teleconference Facilities, and such participation shall constitute presence in person for the purposes of the quorum provision of Section 2.3(a) and for purposes of the Memorandum and Articles of Association.
(d) All meetings, notices and other reports and communications shall be in English, and the minutes of each meeting shall be prepared in English promptly after each meeting. Such minutes of the Board meeting shall be circulated to all directors before finalization and shall be kept in the minute books of the Company.
2.4 Chairman.
(a) For so long as the E-House Group Shareholders remain a 10% Shareholder and hold (as a group) more Ordinary Shares than are held by the SINA Group Shareholders, the E-House Group Shareholders, in their discretion, may select an E-House Director to serve as the Chairman of the Board (the “Chairman”).
(b) The Chairman shall preside at all meetings of the Board and shall have such other powers and duties as may be assigned to him by the Board of Directors. In the absence of the Chairman, or if the Chairman is unwilling to act, another E-House Director shall be designated by the E-House Group Shareholders or the E-House Directors to preside at the meeting.
(c) The Chairman shall be granted a casting vote.
(d) The E-House Group Shareholders shall be entitled at any time to request the removal of the Chairman, in which case the E-House Directors and SINA Directors shall forthwith procure and/or ensure their respective nominated director procure the removal of the Chairman.
2.5 Board Meetings.
(a) No Board meeting shall take place without at least three (3) Business Days prior written notice given to all directors and their respective alternates (if any), provided that such notice period may be reduced or waived with the written consent of all the directors or their respective alternates (if any). An agenda identifying in reasonable detail the issues to be considered by the directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided in advance of the meeting to all members of the Board and their alternates (if any) so as to ensure that they are received at least one (1) Business Day prior to the date fixed for such meeting. The agenda for each meeting shall include any matter submitted to the Company by any director at least one (1) Business Day prior to the date fixed for such meeting. The written notice and agenda for each Board meeting shall also be provided to each Shareholder. Unless approved by all directors (whether or not present or represented at such meeting), no matter may be considered at a Board meeting unless such matter was set forth in the agenda for such meeting.
(b) Subject to Section 2.5(a), a Board meeting may be called by any E-House Director or SINA Director by giving notice in writing to the Company specifying a date, time and agenda for such meeting, which allows the Company to give notice thereof in accordance with Section 2.5(a). The Company shall upon receipt of such notice give a copy of such notice of such meeting to all directors and their respective alternates (if any) in accordance with Section 2.5(a).
2.6 Board Committees. The Board may establish one or more Board Committees to conduct aspects of the Company’s business which shall be specified by the Board and the Board may appoint (and shall have the authority to remove) members of Board Committee(s) and may authorize one or more committee(s) or members thereof to take the actions that are within the powers of the Board.
2.7 Execution of Documents. To be valid and binding, all notes, offers and acceptances, powers of attorney, commitments, deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Company must be authorized by general or specific mandate of the Board. Subject to the Memorandum and Articles of Association, this Agreement and all applicable Laws, the Board may delegate such of this authority and power as it considers appropriate to a member or members of the Board or executives of the Company or the applicable subsidiary (subject to authorization and spending limits to be specified by the Board).
2.8 Compliance. Each Shareholder hereby expressly covenants and agrees to use its best efforts to cause each member of the Board elected from nominees nominated by it to comply in full with the provisions of this Agreement, the Memorandum and Articles of Association and all Laws applicable to such member’s role as a director.
2.9 Memorandum and Articles of Association. The Shareholders agree to take all necessary and desirable action within their control, including making amendments to the Memorandum and Articles of Association, to give effect to the provisions of this Agreement. The Company agrees to procure that copies of the Memorandum and Articles of Association are provided to each of the Shareholders each time there is an amendment made to the Memorandum and Articles of Association.

ARTICLE III
RESTRICTIONS ON TRANSFER
3.1 Transfer Restrictions on Ordinary Shares.
(a) For a period commencing on the date hereof and continuing until the date that is one hundred and eighty (180) days following the date hereof (the “Lock Up Period”), no Shareholder shall Transfer or grant or suffer to exist any Lien with respect to any Ordinary Shares from time to time owned or held by such Shareholder other than the Permitted Transfers set forth in Section 3.2(a) and Section 3.2(b) hereof.
(b) Following the Lock Up Period, no Shareholder shall Transfer or grant any Lien or suffer to exist with respect to any Ordinary Shares from time to time owned or held by such Shareholder other than Permitted Transfers or Transfers pursuant to Section 3.3; provided; that, (i) for so long as any E-House Group Shareholder is a Major Shareholder, other than Permitted Transfers without the prior written consent of E-House, no SINA Group Shareholders shall, at any time, Transfer or grant any Lien or suffer to exist with respect to any Ordinary Shares from time to time owned or held by any SINA Group Shareholder to any Person, other than a Financial Investor, in a single transaction or series of transactions, whether or not related, a number of Ordinary Shares exceeding, in the aggregate, ten percent (10%) of the Share Capital of the Company and (ii) for so long as any SINA Group Shareholder is a Major Shareholder, other than Permitted Transfers, without the prior written consent of SINA, no E-House Group Shareholders shall, at any time, Transfer or grant any Lien or suffer to exist with respect to any Ordinary Shares from time to time owned or held by any E-House Group Shareholder to any Person, other than a Financial Investor, in a single transaction or series of transactions, whether or not related, a number of Ordinary Shares exceeding, in the aggregate, ten percent (10%) of the Share Capital of the Company (each of (i) and (ii) a “Prohibited Transfer”).
(c) Any attempt by a Shareholder to Transfer or grant or suffer to exist any Lien (by operation of law or otherwise) with respect to any Ordinary Shares in violation of this Agreement shall be null and void and the Company shall not give any effect to such attempted Transfer or Lien in the Company’s books and records.
3.2 Permitted Transfers of Ordinary Shares. The following Transfers of Ordinary Shares (each a “Permitted Transfer”) shall be permitted in accordance with the following provisions:
(a) At any time, the Transfer of Ordinary Shares by any Shareholder to its Affiliate (such Affiliate, the “Affiliate Transferee”), provided that:

(i) such Affiliate Transferee shall become a party to this Agreement;
(ii) such Shareholder and Affiliate Transferee shall be jointly and severally liable for any breach by either of them of this Agreement; and
(iii) prior to ceasing to be an Affiliate of such Shareholder, such Affiliate Transferee shall Transfer such Ordinary Shares back to such Shareholder or to another Affiliate of such Shareholder in a Permitted Transfer;
(b) At any time, the Transfer or grant of any Lien with respect to Ordinary Shares to any Person, where all other Shareholders have provided their prior written consent to such Transfer or grant of Lien and a written waiver of all of their respective rights under this Article III (other than Section 3.1(b)) with respect to such Transfer or grant of Lien, provided that, in the case of a grant of any Lien pursuant to this Section 3.2(b), such grantee shall agree in writing with the Shareholders to be bound by the restrictions on Transfer contained in this Agreement ;
(c) Following the Lock Up Period, the Transfer of Ordinary Shares pursuant to Rule 144 of the Securities Exchange Act of 1934; or
(d) Following the Lock Up Period, the Transfer of Ordinary Shares pursuant to a firm commitment underwritten public offering registered under the Securities Act of 1933.
3.3 Right of First Offer.
(a) Other than Prohibited Transfers, if at any time after the Lock Up Period a Shareholder desires to Transfer other than pursuant to any Permitted Transfer, such Transfer shall be permitted only if such Shareholder (the “RFO Offeror”) fully complies with the terms of this Section 3.3; provided that the provisions of this Section 3.3 shall not apply to Permitted Transfers.
(b) The RFO Offeror shall, prior to the Transfer of any Ordinary Shares to which this Section 3.3 applies, give written notice (“RFO Notice”) to each other Shareholder (each, an “RFO Offeree”), setting forth (i) the number of Ordinary Shares proposed to be disposed of (the “RFO Ordinary Shares”), (ii) the proposed purchase price per RFO Ordinary Share, and payment and other material terms and conditions and (iii) an irrevocable offer to sell to the RFO Offeree(s) the RFO Ordinary Shares set forth in the RFO Notice at the same price per Ordinary Share and on the same terms and conditions as set forth therein.

(c) The RFO Offeree(s) collectively shall have the right to purchase (the “Right of First Offer”), any or all of the RFO Ordinary Shares by delivering a written notice (the “RFO Exercise”) of exercise of the Right of First Offer to the RFO Offeror within 20 (twenty) Business Days from the date of delivery of the RFO Notice (the “RFO Response Period”), irrevocably stating therein such portion of the RFO Ordinary Shares as shall be purchased, collectively, by the RFO Offeree(s) and/or one or more wholly-owned Affiliates thereof and the proportion thereof to be purchased by each RFO Offeree (or such Affiliate(s)). Each RFO Offeree shall have the right, but shall not be required, to purchase (or cause its wholly-owned Affiliate(s) to purchase) such RFO Offeree’s pro rata share (based on the number of Ordinary Shares held by such RFO Offeree as a proportion of the number of Ordinary Shares held by all RFO Offerees). To the extent any RFO Offeree does not wish to purchase (or cause its wholly-owned Affiliate(s) to purchase) all of its pro rata portion of RFO Ordinary Shares, all of such remaining RFO Ordinary Shares (the “Remaining RFO Ordinary Shares”) shall immediately be re-offered by the RFO Offeror to the other RFO Offeree(s) (or if there is more than one other RFO Offeree, in the proportion (as nearly as may be) to the number of Ordinary Shares held by them inter se), and such other RFO Offeree(s) may accept by delivery to the RFO Offeror of an RFO Exercise in respect of the relevant Remaining RFO Ordinary Shares within 10 (ten) Business Days of such re-offer, after which time such re-offer shall lapse and the re-offer for such Remaining RFO Ordinary Shares will be deemed to have been declined.
(d) If the RFO Offeree(s) shall have delivered an RFO Exercise to the RFO Offeror within the RFO Response Period for all the RFO Ordinary Shares, the RFO Offeror and RFO Offeree(s) shall be respectively bound, and shall complete the sale and purchase of the RFO Ordinary Shares within thirty (30) days thereafter upon the terms set forth in the RFO Notice; provided, however, that such period shall be extended following such date as necessary to permit all required approvals, consents or authorizations from, or filings or registrations with, any Governmental Authority in connection with such purchase to be obtained or made, to the extent prior to the expiration of the RFO Purchase Period reasonably appropriate actions have been taken by the RFO Offeree(s) to obtain such approvals, consents or authorizations, or make such filings or registrations; and provided further that no such extension shall exceed 60 days.
(e) If the RFO Offeree(s) shall not have completed the purchase of all of the RFO Ordinary Shares within the RFO Purchase Period, as extended as provided in Section 3.3(d), or together have failed to deliver RFO Exercises within the RFO Response Period for all of the RFO Ordinary Shares as contemplated in Section 3.3(d) or declined in writing to exercise the Right of First Offer, then the RFO Offeror shall have the right for sixty (60) days thereafter (the “Transfer Period”), to dispose of the RFO Ordinary Shares in one or more Transfers thereof without being subject to any of the restrictions set forth in this Article III; provided, however, that (i) such Transfer of the RFO Ordinary Shares is consummated on terms not more favorable to the purchasers thereof than the terms specified in the RFO Notice and (ii) the RFO Offeror provides written confirmation to the RFO Offeree(s) that such terms comply with clause (i) hereof prior to the consummation of such sale; and provided further, that the Transfer Period shall be extended following such date as necessary to permit all required approvals, consents or authorizations from, or filings or registrations with, any Governmental Authority in connection with such Transfers to be obtained or made, to the extent prior to the expiration of the Transfer Period reasonably appropriate actions have been taken by the RFO Offeror to obtain such approvals, consents or authorizations or make such filings or registrations; and provided further that no such extension shall exceed thirty (30) days. If at the end of the Transfer Period, as extended as provided herein, the RFO Offeror has not completed the Transfer of the RFO Ordinary Shares, the RFO Offeror shall no longer be permitted to dispose of such RFO Ordinary Shares without again fully complying with the provisions of this Section 3.3.
(f) The RFO Offeror shall, upon the Transfer of the RFO Ordinary Shares, procure the resignation of such number of directors nominated by it, if any, as would be required pursuant to Section 2.2 hereof, and such director shall execute a letter of resignation.
ARTICLE IV
FINANCIAL STATEMENTS; ACCESS TO INFORMATION
4.1 Financial Statements. With respect to each of the E-House Group Shareholders (as a group) and the SINA Group Shareholders (as a group), until such date as the E-House Group Shareholders (as a group) or the SINA Group Shareholders (as a group) are no longer a Major Shareholder, and thereafter to the extent necessary for the purpose of preparing financial statements or completing a financial statement audit by E-House or SINA, as the case may be, the following financial information, prepared in accordance with GAAP, shall be delivered by the Company to E-House or SINA, as the case may be, on a timely basis all Information that E-House or SINA, as the case may be, reasonably requires to meet its schedule for the preparation, printing, filing, and public dissemination of it’s respective annual and quarterly financial statements:
(a) Within 60 days after the close of each fiscal year, the following financial statements, examined by and certified to by the Company’s external auditors: (i) the audited consolidated balance sheet of the Company as of the close of such fiscal year; (ii) the audited consolidated statement of Company net profits and net losses for such fiscal year; (iii) the audited consolidated statement of the Company’s cash flows for such fiscal year; and (iv) a copy of the share registry of the Company listing the current owners of Ordinary Shares and the number of Ordinary Shares owned by each Shareholder.

(b) As soon as available and in any event within 30 days after the end of each fiscal quarter, the unaudited consolidated balance sheet of the Company as of the end of such fiscal quarter and unaudited consolidated statements of income and Company net profits and net losses for the period commencing at the end of the previous fiscal year and ending with the end of such fiscal quarter, certified by the Company.
4.2 Access to Information. Until the date that the SINA Group Shareholders (as a group) are no longer a Major Shareholder, and thereafter to the extent necessary for the purpose of preparing financial statements or completing a financial statement audit, all governmental audits are complete and the applicable statute of limitations for tax matters has expired, the Company shall provide SINA’s internal auditors, counsel and other designated representatives of SINA access during normal business hours to (i) the premises of the Company and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of the Company and its Subsidiaries and (ii) the officers and employees of the Company and its Subsidiaries, so that SINA may conduct reasonable audits relating to the financial statements provided by the Company pursuant hereto as well as to the internal accounting controls and operations of the Company.
4.3 Confidentiality of Information. Any information provided to either of the E-House Group Shareholders or the SINA Group Shareholders shall be confidential and, subject to the confidentiality provisions contained in the stock purchase agreement, dated as of July 23, 2009, entered into between SINA and the Company, which provisions shall notwithstanding their terms continue in full force and effect until termination of this Agreement.
4.4 Cooperation. The Company will act in good faith and make commercially reasonable efforts to cooperate with SINA in connection with SINA’s fulfillment of its annual and quarterly reporting obligations under the Securities Exchange Act of 1934, as amended.
ARTICLE V
TERM AND TERMINATION
5.1 Term. This Agreement shall take effect immediately and shall continue in force until the earliest of (i) the either the E-House Group Shareholders or the SINA Group Shareholders cease to own any Ordinary Shares, (ii) the date this Agreement is terminated in accordance with the provisions of this Article V or (iii) the date this Agreement is terminated by agreement of all of the Shareholders in writing; provided that the Parties agree to make such amendments as are required under the relevant rules of the Exchange.

5.2 Termination. (a) Any Shareholder shall be entitled to terminate this Agreement with respect to another Shareholder which is not an Affiliate of such Shareholder (the “Defaulting Party”) by notice in writing to all Parties if any of the events set out below shall have occurred in relation to the Defaulting Party:
(i) if the Defaulting Party shall attempt to Transfer Ordinary Shares or grant or permit to exist any Lien (by operation of law or otherwise) with respect to Ordinary Shares in violation of this Agreement;
(ii) if the Defaulting Party shall commit any material breach of any of its obligations under this Agreement and shall fail to remedy such breach (if capable of remedy) within 60 days after being given notice by another Shareholder to do so; or
(iii) if the Defaulting Party shall commit any breach of any material Law applicable to such party in its capacity as a Shareholder;
(iv) if any Person enforces any Lien over the Ordinary Shares of the Defaulting Party or the Defaulting Party shall go into liquidation whether compulsory or voluntary (except for the purposes of a bona fide reconstruction or amalgamation with the consent of each other Shareholder, such consent not to be unreasonably withheld or delayed) or if a petition shall be presented or an order made for the appointment of an administrator in relation to the Defaulting Party or if a receiver, administrative receiver, judicial manager, manager or equivalent officer in any applicable jurisdiction shall be appointed over any part of the assets or undertaking of the Defaulting Party and such appointment is not revoked within 30 (thirty) days from the date of such appointment or if any event analogous to any of the foregoing shall occur in any jurisdiction; or
(v) if the Defaulting Party shall make a general assignment or any composition or arrangement with or for the benefit of its creditors or if a receiver and/or judicial manager, trustee, administrator or equivalent officer in any applicable jurisdiction is appointed in relation to the Defaulting Party or in relation to the whole or any material part of its properties or assets.
(b) Upon provision of such notice by any Shareholder (other than an Affiliate of such Shareholder), the Defaulting Party shall cease to be a Shareholder.
(c) Subject to Section 3.2(a), this Agreement shall terminate in respect of any Shareholder if at any time as a result of a Transfer of Ordinary Shares that complies with the provisions of this Agreement, such Shareholder and its Affiliates hold no Ordinary Shares.
(d) Upon any Shareholder (and its Affiliates who have acquired Ordinary Shares) ceasing to be a Shareholder for any reason or upon this Agreement being terminated for any reason, the provisions of this Agreement will cease to be applicable to such Shareholder and its Affiliates other than, with respect to any such Shareholder, the rights and obligations of the Parties under Articles V, VI, VII and VIII and all rights and liabilities accruing prior to the date of such cessation or termination.
ARTICLE VI
LIABILITY
6.1 Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, no Party will be liable to another, whether in contract, tort (including negligence and breach of duty) or otherwise at law or in equity, for any loss of use, loss of profits, loss of contracts, loss of production, loss of revenue, loss of bargain, loss of business opportunities, cost of funding or for business interruption or for any other consequential or indirect loss or damage of whatsoever nature and howsoever or whensoever arising.
ARTICLE VII
GOVERNING LAW; ARBITRATION
7.1 Governing Law. This Agreement and any dispute or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the laws of the state of New York (without regard to its conflicts of laws rules that would mandate the application of the laws of another jurisdiction).
7.2 Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.
(a) The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”).
(b) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules; provided,

however, that the third presiding arbitrator must be licensed to practice New York state law and in good standing with the New York State Bar, as of the date the Notice of Arbitration is received by the HKIAC Secretariat.
(c) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.
(d) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).
(e) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.
(f) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.
ARTICLE VIII
MISCELLANEOUS
8.1 Enforcement on Behalf of the Company. The directors of the Company shall be authorized to enforce the terms of this Agreement on behalf of the Company (which for the avoidance of doubt shall not in any way limit the rights of the Shareholders to enforce their rights under this Agreement directly).
8.2 Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and may be amended, modified or supplemented only by a written instrument duly executed by all the Parties hereto. In the event of an amendment, modification or supplement of this Agreement in accordance with its terms, each Shareholder hereby agrees to vote the Ordinary Shares owned or held by such Shareholder to approve any necessary amendments to the Memorandum and Articles of Association of the Company and any of its Subsidiaries required to make the Memorandum and Articles of Association of the Company and its Subsidiaries consistent with this Agreement.

8.3 Inspection. For so long as this Agreement shall remain in effect, this Agreement shall be made available for inspection by any Shareholder that is a Party hereto at the registered office of the Company.
8.4 Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of another Party, (b) waive compliance with any of the agreements of the another Party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. No waiver of any agreement or obligation granted pursuant to this Section 8.4 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such agreement or obligation or any other agreement or obligation. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
8.5 Assignment. No Party may assign (by operation of law or otherwise) this Agreement or any of its rights, interests or obligations under this Agreement, in whole or in part, without the prior written consent of the other Parties, except that (i) assignments of all of a Shareholder’s rights, interests and obligations under this Agreement to its Affiliate in a Permitted Transfer pursuant to Section 3.2(a) shall be permitted so that the E-House Group Shareholders (as a group) and the SINA Group Shareholder(s) (as a group) shall respectively have the same rights and obligations as E-House and SINA, respectively, hereunder; (ii) any SINA Group Shareholder may assign, pursuant to a Permitted Transfer pursuant to Section 3.2, all of its rights, interests and obligations to any non-Affiliate Transferee of Ordinary Shares from it (including the rights, interests and obligations specified in Sections 3.3), provided however that (A) such non-Affiliate Transferee shall not have the rights, interests and obligations specified in Sections 2.1, 2.2 and 2.3 and (iii) any E-House Group Shareholder may assign all of its rights, interests and obligations to any non-Affiliate Transferee of Ordinary Shares from it (including the rights, interests and obligations specified in Sections 3.3), provided however that such non-Affiliate Transferee shall not have the rights, interests and obligations specified in Sections 2.1, 2.2 and 2.3. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.
8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
8.7 Remedies. In the event of a breach by any Party to this Agreement of its obligations under this Agreement, any Party injured by such breach, in addition to being entitled to exercise all rights granted by Law, including recovery of damages and costs (including reasonable attorneys’ fees), will be entitled to specific performance of its rights under this Agreement. The Parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.
8.8 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
8.9 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person or by messenger service, (ii) on the date of confirmation of receipt of transmission by facsimile (or, the first (1st) Business Day following such receipt if (a) such date of confirmation is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., Beijing time) or (iii) on the date of confirmation of receipt if delivered by an internationally recognized overnight courier service or registered or certified mail (or, the first (1st) Business Day following such receipt if (a) such date of confirmation is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., Beijing time) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.9):
If to SINA, to:
SINA Corporation
20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100090, People’s Republic of China
Facsimile: +86 10 8260 7166
Attention: Corporate Secretary
with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, China

Facsimile: +86 10 6563 6001
Attention: Lee Edwards, Esq.
If to E-House Online, to:
17/F Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, China
Facsimile: +86 21 6133 0707
Attention: Li-Lan Cheng
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
12 Queen’s Road Central, Hong Kong
Facsimile: +852 3740 4727
Attention: Jonathan B. Stone, Esq. and Z. Julie Gao, Esq.
If to the Company, to:
China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai 200072
People’s Republic of China
Facsimile: +86 21 6086 7111
Attention: Ding Zuyu
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
12 Queen’s Road Central, Hong Kong
Facsimile: +852 3740 4727
Attention: Jonathan B. Stone, Esq. and Z. Julie Gao, Esq.
8.10 Further Assurances. Each Party shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other Party in order to carry out the provisions and purposes of this Agreement.
8.11 No Fiduciary Relationship. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, fiduciary or any like relationship between the Parties hereto.

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first above written.

E-HOUSE (CHINA) HOLDINGS LIMITED
By:	/s/ Xin Zhou
	Name:	Xin Zhou
Title:

SINA CORPORATION
By:	/s/ Charles Chao
	Name:	Charles Chao
Title:

CHINA REAL ESTATE INFORMATION CORPORATION
By:	/s/ Xin Zhou
	Name:	Xin Zhou
Title:

[Signature Page to Shareholders Agreement]